Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, NY 10018 goodwinlaw.com +1 212 813 8800

November 16, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Fundrise For-Sale Housing eFUND – Los Angeles CA, LLC Amendment No. 1 to Offering Statement on Form 1-A

Filed October 23, 2020

File No. 024-11313

To whom it may concern:

This letter is submitted on behalf of Fundrise For-Sale Housing eFUND – Los Angeles CA, LLC (the “Company”) in response to a comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 30, 2020 (the “Comment Letter”) with respect to the Company’s Amendment No. 1 to its Offering Statement on Form 1-A filed with the Commission on October 23, 2020 (the “Amendment”). The responses provided are based upon information provided to Goodwin Procter LLP by the Company.

For your convenience, the Staff’s comment has been reproduced in italics herein with a response immediately following the comment. Defined terms used herein but not otherwise defined have the meanings given to them in the Offering Statement. The Company is concurrently filing Amendment No. 2 to its Offering Statement (“Amendment No. 2”) to address this comment, as well as to make other changes.

Division of Corporation Finance

November 16, 2020

Amendment No. 1 to Offering Statement on Form 1-A filed October 23, 2020

Unaudited Pro Forma Condensed Combined Financial Information, page A-2

1.	Please update your pro forma financial statements to include a balance sheet as of the date of your latest balance sheet and income statements for the latest fiscal year and interim period.

Response to Comment No. 1

RESPONSE: In response to the Staff’s comment, the Company has included in Amendment No. 2 updated pro forma financial statements with balance sheet dated as of June 30, 2020 and income statements for the six months ended June 30, 2020 and for the year ended December 31, 2019.

Division of Corporation Finance

November 16, 2020

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842 or Bjorn J. Hall at (202) 584-0550.

Sincerely,

/s/ Mark Schonberger

Mark Schonberger

cc:	Via E-mail

Benjamin S. Miller, Chief Executive Officer

Bjorn J. Hall, General Counsel and Secretary

Michelle A. Mirabal, Associate General Counsel

Rise Companies Corp.

Matthew Schoenfeld, Esq.

Goodwin Procter LLP

Mr. Ronald Alper

U.S. Securities and Exchange Commission